SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended         December 31, 2001
                          ----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-23817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Northwest Retirement Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Northwest Bancorp, Inc.
                           Liberty and Second Streets
                         Warren, Pennsylvania 16365-2353

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN


                                Table of Contents




                                                                          Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                             2

Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2001
     and 2000                                                               3

Notes to Financial Statements                                               4

Supplemental Schedule

1.   Schedule of Assets Held for Investment Purposes as
          of December 31, 2001                                              9


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                               {KPMG LETTERHEAD]

                         Independent Auditors' Consent
                         -----------------------------

The Board of Directors
Northwest Bancorp, Inc.


We consent to the incorporation by reference in the registration statement (No. 33-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 5, 2002, that is included in the December 31, 2001 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.

                                        /s/ KPMG LLP

Pittsburgh, Pennsylvania
June 25, 2002

                          Independent Auditors' Report



The Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Pittsburgh, Pennsylvania
June 5, 2002

                       NORTHWEST RETIREMENT SAVINGS PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


Assets                                                    2001            2000
                                                      -----------     ----------
Investments (note 3)                                  $24,058,518     20,894,840

Receivables:

   Employer contribution (net of forfeitures)              32,682         86,842

   Miscellaneous                                            1,621           --

   Accrued interest and dividends                            --           17,522
                                                      -----------     ----------
       Total receivables                                   34,303        104,364
                                                      -----------     ----------
       Total assets                                    24,092,821     20,999,204
                                                      -----------     ----------
       Net assets available for benefits              $24,092,821     20,999,204
                                                      ===========     ==========
See accompanying notes to financial statements.

                       NORTHWEST RETIREMENT SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2001 and 2000

                                                          2001           2000
                                                     ------------    -----------
Additions:
   Additions to net assets attributed to:
      Investment income:
         Net appreciation (depreciation) in fair
           value of investments (note 3)             $   679,539       (344,838)
         Dividends and interest                          615,317      1,332,608
                                                     ------------    -----------
             Total investment income                   1,294,856        987,770
      Contributions:
         Employer (net of forfeitures)                   654,509        586,036
         Participant                                   1,743,413      1,499,871
         Rollovers                                       384,103        103,691
                                                     ------------    -----------
             Total contributions                       2,782,025      2,189,598
                                                     ------------    -----------
             Total additions                           4,076,881      3,177,368
Deductions:

   Deductions from net assets attributed to:
      Distributions to participants                      983,264      1,183,713
                                                     ------------    -----------
             Total deductions                            983,264      1,183,713
                                                     ------------    -----------
             Net increase                              3,093,617      1,993,655
Net assets available for benefits:
  Beginning of year                                   20,999,204     19,005,549
                                                     ------------    -----------
  End of year                                        $24,092,821     20,999,204
                                                     ============    ===========
See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)    Description of the Plan

       The following description of the Northwest Retirement Savings Plan (the
       Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    Contributions

              Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participant contributions are subject to certain annual limitations established by the Internal Revenue Service ($10,500 limit in 2001 and $10,500 limit in 2000). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

              The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee to be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2001 or 2000.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                       4                             (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (d)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. The vesting schedule is as follows:

                                              Percentage of
                                              nonforfeitable
                        Years of service        interest
                        ----------------     --------------
                              0-2                   0%
                              3                    20%
                              4                    40%
                              5                    60%
                              6                    80%
                              7 or more           100%

              Effective January 1, 2002, the Plan was amended to change vesting percentages as follows:


                                           Percentage of
                       Vesting years      interest vested
                       ----------------   ----------------
                         Fewer than 2           0%
                              2                20%
                              3                40%
                              4                60%
                              5                80%
                              6               100%

       (e)    Investment Options

              Upon enrollment in the Plan, a participant may direct employee contributions in any percentage increments in any of these eight investment options: Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. stock, T. Rowe Price International Stock Fund, Vanguard Balanced Index Fund, and FPA Capital Fund. Participants are permitted to change investment elections on a daily basis.

              Effective January 1, 2002, the Plan was amended to exclude the following investment options: Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, T. Rowe Price International Stock Fund. Holdings in these funds were liquidated and redirected by participants into existing and new investment vehicles. As of January 1, 2002, the Plan was amended to include the following new investment options: Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small-Cap Growth II Fund, and T. Rowe Price Mid-Cap Growth Fund.

              Investments in Northwest Bancorp, Inc. stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions.

                                       5                             (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


              These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

       (f)    Benefit Payments

              Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

       (g)    Loans to Participants

              Loans to participants are not permitted by the Plan document.

       (h)    Forfeitures

              Forfeited nonvested account balances are used to reduce employer contributions. Forfeitures amounted to $22,607 and $12,595 for the years ended December 31, 2001 and 2000, respectively.

(2)    Summary of Significant Accounting Policies

       (a)    General

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (d)    Contributions

              Participant contributions are recorded in the month in which they are withheld from the participant's wages. Company contributions are recorded as soon as the pay month has been valued for matching contributions.

                                       6                             (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



       (e)    Distributions to Participants

              Distributions to participants are recorded when paid by the trustee.

       (f)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (g)    Administrative Expenses

              The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.

(3)    Investments

       At December 31, 2001 and 2000, the following investments were held by the
       Plan:

                                                              2001                           2000
                                             ------------------------------  --------------------------
                                               Shares       Fair value         Shares    Fair value
                                             ----------    --------------    ----------  --------------
Fidelity Institutional Cash
   Money Market Portfolio                     1,075,218    $ 1,075,218         937,121    $   937,121
Fidelity Ginnie Mae Fund                         92,602      1,005,660          81,386        873,274
Fidelity Blue Chip Growth Fund                  118,370      5,082,820 *       117,299      6,044,421 *
Vanguard Windsor II Fund                        108,567      2,778,245 *        94,262      2,563,937 *
Northwest Bancorp, Inc.common stock             727,709      8,324,991 *       655,397      5,939,863 *
T. Rowe Price International Stock
   Fund                                          60,771        667,879          53,471        776,401
Vanguard Balanced Index Fund                    122,455      2,187,055 *        95,923      1,830,213 *
FPA Capital Fund                                103,915      2,936,650 *        86,568      1,929,610 *
                                                           -----------                    -----------
                                                           $24,058,518                    $20,894,840
                                                           ===========                    ===========


       * Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.


       The Plan's investments (including gains and losses on investments bought and sold) (depreciated) appreciated in value as follows:


                                                         2001           2000
                                                    --------------  ------------
Mutual funds (includes realized gains
   of $50,799 and $159,701 in 2001 and 2000,
   respectively)                                   $    (940,991)    (1,664,390)
Common stock (includes realized gains (losses)
   of $80,004 and $(43,577) in 2001 and 2000,
   respectively)                                       1,620,530      1,319,552
                                                    --------------  ------------
                                                   $     679,539       (344,838)
                                                    ==============  ============


                                       7                             (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(4)    Tax Status

       A favorable determination letter was received from the Internal Revenue Service on August 7, 1995, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)    Subsequent Events

       Effective January 1, 2002, the Plan was amended to implement and comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

                                                                      Schedule 1
                       NORTHWEST RETIREMENT SAVINGS PLAN

                                EIN: 25-0368460

                                Plan Number: 002

             Schedule of Assets Held for Investment Purposes as of

                               December 31, 2001

  Identity of issue,
 borrower, lessor, or                                                                        Current
    similar party                       Description of assets                                 value
-------------------------       ------------------------------------------------------   --------------
                                 Registered investment companies:
  Fidelity Investments              Fidelity Institutional Cash Money Market Portfolio    $ 1,075,218
  Fidelity Investments              Fidelity Ginnie Mae Fund                                1,005,660
  Fidelity Investments              Fidelity Blue Chip Growth Fund                          5,082,820
  Vanguard                          Vanguard Windsor II Fund                                2,778,245
  T. Rowe Price                     T. Rowe Price International Stock Fund                    667,879
  Vanguard                          Vanguard Balanced Index Fund                            2,187,055
  FPA Investments                   FPA Capital Fund                                        2,936,650
                                                                                         --------------
                                        Total registered investment companies              15,733,527
                                 Employer securities:
* Northwest Bancorp, Inc.           Northwest Bancorp, Inc. common stock                    8,324,991
                                                                                         --------------
                                                                                          $24,058,518
                                                                                         ==============
* Represents a party-in-interest to the Plan.

See accompanying independent auditors report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              NORTHWEST RETIREMENT SAVINGS PLAN




Date: June 28, 2002                           By: /s/ Richard L. Rausch
                                                 -------------------------------
                                                 Name:  Richard L. Rausch
                                                 Title: Vice President and Plan
                                                        Administrator